UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041, Suite 121, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:

Form 20-F___ X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): N/A

BANCO SANTANDER (BRASIL) S.A. Publicly-held Company with Authorized Capital CNPJ/ME No. 90.400.888/0001-42 NIRE 35.300.332.067	GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. Publicly-held Company with Authorized Capital CNPJ/ME No. 10.440.482/0001-54 NIRE 35.300.567.064

NOTICE TO THE MARKET ON RELATED PARTY TRANSACTION

Banco Santander (Brasil) S.A. and Getnet Adquirência e Serviços para Meios de Pagamento S.A., in compliance with Annex 30-XXXIII of CVM Ruling No. 480, of December 7, 2009, as amended, inform to the market the following about related-party transactions:

Name of the Parties	• Banco Santander (Brasil) S.A. (“Santander Brasil”) • Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”)
Description of the Transaction

On April 16, 2021, Santander Brasil and Getnet entered into the “Partnership Agreement and Other Covenants” (“Agreement”), to govern the commercial relationship between them in the context of Getnet´s spin-off from Santander Brasil, approved on March 31, 2021 (“Spin-off”).

With the Spin-off, the shares and Units of Getnet are being delivered to the Santander Brasil’s shareholders, in the proportion of their respective equity interest held in Santander Brasil. As informed in the Notice to the Market disclosed by Santander Brasil and Getnet on October 5, 2021, the Spin-off was completed and, as of October 18, 2021, the shares and Units issued by Santander Brasil and by Getnet will begin to trade independently.

The Agreement became effective as of January 1, 2021, for an indefinite term.

Relationship with the issuer	With the completion of the Spin-off and the delivery of the Getnet shares to the shareholders of Santander Brasil, Getnet is no longer a subsidiary of Santander Brasil, but both are under the common control of Banco Santander S.A. (“Santander Spain”).
Purpose of the transaction

The Agreement has the purpose of governing the rights and obligations of the parties within the scope of the commercial relationship to be jointly developed by Santander Brasil and Getnet, in order to facilitate the offering of certain financial and payment services and solutions.

Amongst the services included in the purpose of the partnership, we highlight the prepayment of receivables to merchants, which may be carried out by Santander Brasil and/or Getnet, under the terms of the Agreement.

Main Terms and Conditions	The parties believe that the activities explored within the scope of the Partnership present different commercial and financial rationales that result in different forms of compensation and payment flows. As such, it was established that the compensation of the parties will observe the specific terms and conditions for each line of business, according to the activities developed by each one of the parties.
Participation of the related party, its partners or administrators in the decision-making process and negotiation of the transaction.	The parties negotiated the commercial terms and conditions based on the usual metrics and amounts applied to the lines of businesses structured between them, under market conditions.
Reasons why the issuer’s management considers that the transaction was carried out on an arm’s length basis or sets forth adequate compensation

The Agreement has been entered into in the context of the Spin-off informed to the market through the material facts disclosed on November 16, 2020, and on February 02 and 25 2021, July 14, 2021, August 10, 2021 and October 5, 2021 and is in line with the studies carried out by management in connection with the Spin-off’s execution.

The management of Santander Brasil and Getnet considered that the transaction was carried out on an arm’s length basis for the following reasons: (i) the rules set forth in the companies’ applicable Related Party Transactions Policies were observed; and (ii) the conditions agreed observe market practice and have been dully validated according to parameters and methodologies practiced by the market.

São Paulo, October 18, 2021.

Angel Santodomingo Martell Investors Relations Officer Banco Santander (Brasil) S.A.	Luciano Decourt Ferrari Investors Relations Officer Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 19, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

By:	/s/ André Parize Moraes
	Name:	André Parize Moraes
	Title:	Chief Financial Officer

By:	/s/ Luciano Decourt Ferrari
	Name:	Luciano Decourt Ferrari
	Title:	Investor Relations Officer